[redacted]

AH 3/11/03

SECU[RITIES AND EXCHANGE CO]MMISSION

03012245

CM

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 26 2003 SEC MAIL PROCESSING WASH. DC 181 SECTION

| SEC FILE NUMBER |
|---|
| 8- 51670 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Custom Retirement Solutions, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15800 W. Bluemound Road, Suite 250
(No. and Street)

| Brookfield | WI | 53008 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark R. Mirsberger 262-782-9420
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 115 S. 84th Street, Suite 400 | Milwaukee | WI | 53214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 12 2003

## OATH OR AFFIRMATION

I, Mark R. Mirsberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Custom Retirement Solutions, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CUSTOM RETIREMENT SOLUTIONS, INC.

Brookfield, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2002

## CUSTOM RETIREMENT SOLUTIONS, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Officers and Shareholder
Custom Retirement Solutions, Inc.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Custom Retirement Solutions, Inc. as of December 31, 2002 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Custom Retirement Solutions, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company LLP

Milwaukee, Wisconsin
February 3, 2003

## CUSTOM RETIREMENT SOLUTIONS, INC.

BALANCE SHEET
December 31, 2002

### *ASSETS*

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash and cash equivalents | $ 23,386 |
| *Accounts receivable* | 970 |
| **TOTAL ASSETS** | $ 24,356 |

### *LIABILITIES AND STOCKHOLDER'S EQUITY*

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 622 |
| Total Current Liabilities | 622 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $.01 par value; 9,000 shares authorized; 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 15,599 |
| Retained earnings | 8,134 |
| Total Stockholder's Equity | 23,734 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 24,356 |

See accompanying notes to financial statements.

# CUSTOM RETIREMENT SOLUTIONS, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

| | | |
|---|---|---|
| **COMMISSION INCOME** | $ | 5,024 |
| **OPERATING EXPENSES** | | 11,536 |
| Operating Loss | | (6,512) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | | 253 |
| Net Other Income | | 253 |
| **NET LOSS** | $ | (6,259) |

See accompanying notes to financial statements.

## CUSTOM RETIREMENT SOLUTIONS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCES, December 31, 2001 | $ 1 | $ 15,599 | $ 14,393 | $ 29,993 |
| 2002 net loss | - | - | (6,259) | (6,259) |
| BALANCES, December 31, 2002 | $ 1 | $ 15,599 | $ 8,134 | $ 23,734 |

See accompanying notes to financial statements.

## CUSTOM RETIREMENT SOLUTIONS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (6,259) |
| Adjustments to reconcile net loss to net cash flows from operating activities | |
| Changes in assets and liabilities | |
| Accounts receivable | (970) |
| Accounts payable | 221 |
| Net Cash Flows from Operating Activities | (7,008) |
| **Net Change in Cash and Cash Equivalents** | (7,008) |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 30,394 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 23,386 |

See accompanying notes to financial statements.

## CUSTOM RETIREMENT SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

### NOTE 1 - Summary of Significant Accounting Policies

*Nature of Operations*

Custom Retirement Solutions, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Wisconsin Corporation and primarily focuses on servicing individuals and corporate retirement plans on an introducing firm basis.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

*Income Taxes*

The Company is treated as an S corporation for federal and state income tax purposes. As such, the company's income, losses, and credits are included in the income tax returns of its stockholder.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Commissions*

The Company records commissions and any related expenses on a trade-date basis as transactions occur. Fee revenue is recorded monthly based on predetermined sales agreements.

### NOTE 2 - Related Party Transactions

During 2002 Dana Investment Advisors, Inc. ("Dana"), an affiliated entity, provided the Company with office space, equipment, office supplies and services necessary to conduct its operations, without charge. No expenses are reported in the Company's financial statements for these costs of operations, and , therefore, the accompanying financial statements do not represent those of an independent, free-standing entity. Dana has agreed to continue this support as necessary.

### NOTE 3 - Net Capital Requirement

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of $23,634, which was $18,634 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 for the year ended December 31, 2002.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

Officers and Shareholder
Custom Retirement Solutions, Inc.
Brookfield, Wisconsin

We have audited the accompanying financial statements of Custom Retirement Solutions, Inc. as of and for the year ended December 31, 2002 and have issued our report thereon dated February 3, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 3, 2003

## SUPPLEMENTAL INFORMATION

## CUSTOM RETIREMENT SOLUTIONS, INC.

SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Accounts Payable | $ 622 |
| Total Aggregate Indebtedness | $ 622 |
| Minimum required net capital, $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater | $ 5,000 |
| **NET CAPITAL** | |
| Stockholder's equity | $ 23,734 |
| Deductions | |
| Cash on hand | (100) |
| Net Capital | 23,634 |
| Net capital requirement (Minimum) | 5,000 |
| Capital in excess of minimum requirement | $ 18,634 |
| Ratio of aggregate indebtedness to net capital | 0.03 to 1 |

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Virchow Krause & company

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Officers and Shareholder
Custom Retirement Solutions, Inc.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Custom Retirement Solutions, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 3, 2003